UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 21,  2019

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 21, 2019, Daniel Han tendered his resignation as a Class B director of Pacific Drilling S.A. (the “Company”), effective immediately.  Mr. Han did not serve on any committees of the Board.  Mr. Han’s resignation did not result from any disagreement with the Company regarding operations, policies or practices. Mr. Han joined the Company’s Board on November 19, 2018, having been nominated for election as a Class B director by Strategic Value Partners, LLC (“SVP”), pursuant to the Governance Agreement, dated as of November 19, 2018 by and among the Company and certain holders of its common shares, including SVP (the “Governance Agreement”).    The Board accepted Mr. Han’s resignation with thanks for his efforts and contribution to the Company.

Under the terms of the Governance Agreement, SVP has the exclusive right to nominate a replacement for Mr. Han, and pursuant to that right, has nominated Mr. Edward Burdick to serve as a Class B director for the remainder of Mr. Han’s current term of office, ending at the Company’s 2020 Annual General Meeting.  On November 21, 2019, the Board appointed Mr. Edward Burdick to fill the vacancy on the Board left by Mr. Han’s resignation.  Mr. Edward Burdick is not expected to serve on any Board committees.

Mr. Burdick, aged 49, serves as a Managing Director and Co-Head of the North American investment team at Strategic Value Partners LLC, which he joined in January 2019. Previously Mr. Burdick spent 18 years at Soros Fund Management, where he was most recently Chief Investment Officer, overseeing all aspects of the firm’s entire investment portfolio. Before his CIO tenure, Mr. Burdick served in other capacities at Soros, including portfolio manager over the firm’s credit and distressed investment arm and founding partner of the Soros-sponsored investment manager, Camulos Capital. He began his career in 1992 at Bankers Trust Company, where he was portfolio manager of the firm’s proprietary investments in event-driven equities and risk arbitrage.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: November 27, 2019	By	/s/ Lisa Manget Buchanan
Lisa Manget Buchanan
SVP, General Counsel & Secretary